Exhibit 23.2
Consent of Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Greenhill & Co., Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights and units, and to the incorporation by reference therein of our reports dated September 10, 2007, September 2, 2008 and September 2, 2009 and each also subsequently dated May 3, 2010 with respect to the financial statements of Caliburn Partnership Pty Limited, included in the Current Report on Form 8-K dated May 3, 2010, filed with the Securities and Exchange Commission.

/s/ WHK Horwath Sydney
Sydney, Australia
May 3, 2010

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